

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Chenlong Tan
Chief Executive Officer
iPower Inc.
2399 Bateman Avenue
Duarte, CA 91010

> **Re: iPower Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 15, 2021**
> **File No. 333-252629**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 15, 2021

Description of Capital Stock, page 59

1. We note your disclosure that you amended and restated your articles of incorporation to eliminate any future issuances of Class B Common Stock after the holders of your Class B Common Stock converted all of their shares into Class A Common Stock in April 2021; however, this section still includes references to your Class B Common Stock and a fifth amended and restated articles of incorporation is not included in your exhibit index. Please file the latest amendment, or, if such amendment will be superseded, the version of your articles of incorporation that will be effective upon the closing of this offering and revise this section to reflect the terms of this latest amendment.

<u>General</u>

2.   Please provide support for the statements that you are "a leading online retailer" and
        "a leading online hydroponic equipment supplier."

        Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Megan Penick